MindWalk Advances AI-Designed GLP-1 Program with First-in-Class Dual-Pathway Regimen for Aging and Longevity

Company builds on earlier GLP-1 success with breakthrough AI-led insights into aging biology -- targeting the widely projected $60B longevity therapeutics market

HYFT®-driven discovery supports co-administration of MindWalk’s proprietary companion therapeutic with the Company’s GLP-1 receptor agonist

AUSTIN, Texas--(BUSINESS WIRE) - MindWalk Holdings Corp.™ (“MindWalk,” “Company,” “we” or “us”) (Nasdaq: HYFT), a Bio-Native AI company, today announced a major advancement of its AI-designed GLP-1 therapeutics program. New insights from the Company’s LensAI™ platform reveal a previously unrecognized connection between GLP-1 biology and a second, non-overlapping pathway central to healthy aging and systemic resilience. The findings support a first-in-class dual-pathway regimen in which MindWalk’s proprietary companion therapeutic is co-administered with its GLP-1 receptor agonists (GLP-1RAs) to engage both mechanisms in concert. To the Company’s knowledge, no approved or marketed drugs use this regimen. The companion therapeutic is a MindWalk-exclusive asset and is not a repurposed or co-branded product.

This strategic evolution builds directly on MindWalk’s earlier success designing GLP-1RAs entirely in silico and positions the Company to address the high-growth longevity therapeutics market, widely projected to exceed $60 billion by 2030.

Key Takeaways

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Expansion builds directly on MindWalk’s previously announced GLP-1RA success.
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LensAI™ identifies a complementary longevity-linked pathway and guides a proprietary companion therapeutic designed to be administered alongside MindWalk’s GLP-1RAs.
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Regimen is  first-in-class to the Company’s knowledge and engineered for preventive, chronic use.
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Strategy aims to enhance efficacy, durability, and long-term adherence.
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Platform enables repeatable, in silico design and optimization of combination therapeutics in high-growth markets.

Redefining the Scope of GLP-1 Therapeutics with Bio-Native AI

Using HYFT®, MindWalk’s patented first-principles discovery engine, LensAI™ mapped conserved biological patterns that link GLP-1 signaling to adaptive resilience in metabolism, inflammation balance, and cellular stress response. In parallel, LensAI™ identified a complementary regulatory node-kept undisclosed while validation and protection activities proceed-that interfaces with these same longevity-relevant processes.

Together, these insights form the basis of a novel dual-pathway regimen designed to maintain the benefits of GLP-1 while broadening impact on Healthspan outcomes. Unlike traditional black-box AI tools, LensAI™ provides explainability, biological traceability, and full lineage tracking designed to support regulatory review of AI-informed decisions throughout discovery and development.

“GLP-1 drugs have already transformed diabetes and obesity care, but their potential as Healthspan medicines is only beginning to be recognized,” said Dr. Jennifer Bath, CEO of MindWalk. “By applying HYFT® and LensAI™, we are not simply iterating on existing drugs-we are uncovering first principles that enable the design of safe, durable GLP-1 analogs and a proprietary companion therapeutic that acts through a complementary longevity pathway. To our knowledge, this represents a new route in longevity medicine and a direct evolution of our earlier success, showing how our Bio-Native AI platform creates repeatable, high-impact programs in preventive health.”

Scientific Foundation: A Confidential, Complementary Longevity Pathway

Leveraging MindWalk’s patented HYFT® patterns—universal biological fingerprints that encode conserved sequence-structure-function relationships—LensAI™ integrated sequence models, structural predictions, and knowledge-graph reasoning to highlight a second, non-overlapping pathway that operates alongside GLP-1 in maintaining cellular robustness. While specific target details remain undisclosed, this HYFT-anchored analysis indicates that coordinated engagement of both mechanisms may help sustain high-quality signaling, moderate stress responses, and reinforce metabolic balance over time—key aims for Healthspan-oriented, chronic therapies.

The regimen is engineered to sustain high-quality GLP-1 signaling while engaging complementary resilience processes implicated in healthy aging. MindWalk has initiated intellectual-property protection around the companion therapeutic and regimen design.

Recent Progress and Forward Strategy

Earlier this year, MindWalk reported that its AI-designed GLP-1 peptides matched or exceeded semaglutide—a global market leader—in receptor activation assays. Those sequences were discovered, selected, and optimized entirely in silico using LensAI™, marking a major milestone in scalable, data-driven drug discovery.

Building on that foundation, the Company is now advancing a dual-pathway program that includes:

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AI-optimized, long-acting GLP-1 analogs for durable, patient-friendly dosing;
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A MindWalk-exclusive companion therapeutic directed at a longevity-linked, non-overlapping pathway for regimen-level co-administration;
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In silico exploration of dose, schedule, and sequence design to inform preclinical evaluation of the proprietary combination;

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Incorporation of aging biomarkers and Healthspan endpoints into discovery and preclinical prioritization; and

MindWalk expects to provide updates on lead selection for the companion therapeutic, preclinical combination design parameters, and potential development paths for the regimen in the coming quarters.

“This announcement reflects the scalability of MindWalk’s Bio-Native AI platform and its ability to address high-value therapeutic categories with speed and scientific rigor,” said Dr. Dirk Van Hyfte, CTO of MindWalk BV.

Platform Scalability: Beyond a Single Mechanism

The dual-pathway GLP-1 program exemplifies the scalability and repeatability of MindWalk’s approach. The same HYFT®-driven framework is being applied across additional therapeutic areas—including oncology, immunology, and vaccine design—enabling a multi-program pipeline built from a single, explainable AI foundation. MindWalk’s platform is used by leading biopharma partners and supports multi-program discovery across modalities.

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com

Source: MindWalk Holdings Corp.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These include, but are not limited to, statements regarding the Company’s expansion of its GLP-1 receptor agonist program toward longevity and Healthspan medicine; the anticipated benefits of applying HYFT® technology and the LensAI™ platform to metabolic and aging biology; the development and potential of a co-administered proprietary companion therapeutic engaging a complementary longevity pathway; the potential for next-generation GLP-1 therapeutics to achieve outcomes beyond glycemic control; and the scalability and repeatability of the Company’s Bio-Native AI approach across therapeutic areas.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Actual results could differ materially from those expressed or implied due to factors beyond the Company’s control, including: risks inherent in drug discovery and development; challenges in validating preclinical findings in clinical settings; regulatory approval requirements and uncertainties; market adoption dynamics in longevity and metabolic medicine; competitive developments in GLP-1 and adjacent therapeutic classes; intellectual property protection; reliance on third-party partners; and broader economic, geopolitical, or regulatory shifts.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2025, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. If any of these risks materialize, the Company’s actual results, performance, or achievements could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

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